
SEC MAIL PROCESSING
RECEIVED
AUG 27 2010
WASH. DC
189
SECTION



10031958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 32129

FACING PAGE

REPORT FOR THE PERIOD BEGINNING 7/01/09 (MM/DD/YY) AND ENDING 6/30/10 (M/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Roth Capital Partners, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 Corporate Plaza, Suite 200
(No. and Street)

Newport Beach,	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon J. Roth — 949-720-5774
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Drive	Costa Mesa,	California	92626
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

<u>OATH OR AFFIRMATION</u>

I, Gordon J. Roth, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedule pertaining to Roth Capital Partners, LLC (the "Company") as of June 30, 2010, and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.


PRISCILLA KASTNER
Commission # 1788759
Notary Public - California
Orange County
My Comm. Expires Jan 13, 2012

Priscilla Kastner
Notary Public

Signature

CFO
Title

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Consolidated Statement of Financial Condition.
(x)	(c)	Consolidated Statement of Income.
(x)	(d)	Consolidated Statement of Cash Flows.
(x)	(e)	Consolidated Statement of Changes in Members Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors (Not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (see Schedule G).
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt under Rule 15c3-3(k)(2)(ii), see Footnote 11 to the accompanying financial statements and Schedule H.)
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not applicable, exempt under Rule 15c3-3(k)(2)(ii), see Footnote 11 to the accompanying financial statements and Schedule I.)
()	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in(g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
()	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(1)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

Deloitte.


SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2010
WASH, D.C.
189
SECTION

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers of
Roth Capital Partners, LLC
24 Corporate Plaza Drive
Newport Beach, California

We have audited the accompanying consolidated statement of financial condition of Roth Capital Partners, LLC and subsidiaries (the "Company") as of June 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial position presents fairly, in all material respects, the financial position of the Company as of June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 26, 2010

ROTH CAPITAL PARTNERS, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$ 27,203,309
RECEIVABLE FROM CLEARING BROKERS	8,931,498
TRADE RECEIVABLES	1,581,810
SECURITIES OWNED (Note 2):	
Marketable — at market value (including $48,345 securing payables to employees)	9,101,748
Not readily marketable — at estimated fair value (including $4,324,752 securing payables to employees)	12,326,848
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — less accumulated depreciation and amortization of $5,159,884	441,988
OTHER ASSETS	1,443,440
TOTAL	$ 61,030,641

LIABILITIES AND MEMBERS' EQUITY

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$ 12,744,940
SALARIES, COMMISSIONS, AND BONUSES PAYABLE	12,806,022
PAYABLES TO EMPLOYEES FOR SECURITIES OWNED	4,373,097
SECURITIES SOLD BUT NOT YET PURCHASED-At market value	1,517,670
Total liabilities	31,441,729
MEMBER'S EQUITY	29,588,912
TOTAL	$ 61,030,641

See notes to consolidated financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Roth Capital Partners, LLC (the "Company"), a California limited liability company, was formed on February 2, 2001. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), and all securities transactions for the accounts of the Company and its customers are cleared by another broker/dealer on a fully disclosed basis.

The Company's accompanying consolidated financial statement includes the results of wholly owned affiliates, BTG Investments LLC (BTG), which is solely engaged in principal investment activities, and Roth Capital Partners Hong Kong Limited, which is in process of obtaining regulatory approval to conduct investment banking activities in Hong Kong. All intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation — The consolidated financial statement of the Company has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

Securities Transactions — Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Gains and losses are recorded on a specific-identification basis.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash balances maintained at banks, $11,365,827 in money market accounts, $14,297,454 in CDARS (certificate of deposit account registry) instruments with interest rates ranging between 0.25% and 0.90% with the longest CDARS instrument having a maturity date of August 19, 2010 and a certificate of deposit totaling $252,497 with an interest rate of 0.90% maturing July 18, 2010. The combined weighted-average yield of the cash in banks, money market accounts, CDARS instruments, and the certificate of deposit is approximately 0.38%.

At June 30, 2010, the Company had $15,365,118 of cash and cash equivalents that was maintained at institutions that are insured by the Federal Deposit Insurance Corporation, of which $442,525 is in excess of the federally insured limit of $250,000 per institution.

Securities Owned — Marketable securities owned and securities sold but not yet purchased are comprised of common stock and are valued at current market prices. Securities not readily marketable consist of partnership interests, notes and common stock of private companies, and warrants that are exchangeable into investment securities that cannot be publicly offered or sold, unless registration has been effected under the Securities Act of 1933 or cannot be currently sold because of other arrangements, restrictions, or conditions applicable to the securities.

For the warrants, the Company uses the Black-Scholes valuation methodology or similar techniques. This method uses observable inputs such as volatility, current market price, and discount factors based on a U.S. Treasury yield curve. In certain cases management may apply an additional discount to the Black-Scholes value for the period of time the warrants are not exercisable or for the restrictive nature of the underlying common stock.

Other securities not readily marketable are valued at fair value by management based on their intimate knowledge of the market and the security. Because of the inherent uncertainty of the valuations, those estimated market values may differ from values that would have been used had a ready market for the securities existed, and the differences could be material.

For investments in limited partnerships, limited liability companies, or other funds that do not have a readily determinable fair value, the Company, as a practical expedient, estimates the fair value using the net asset value per share (or its equivalent, such as member units, or an ownership interest in partners' capital to which a proportionate share of net assets is attributed) of the fund, as determined by the respective investment manager, if the net asset value per share of the fund (or its equivalent) is calculated in a manner consistent with the measurement principles in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 946, *Financial Services — Investment Companies*, as of the Company's measurement date. If the net asset value per share (or its equivalent) of the fund is not as of the Company's measurement date or is not calculated in a manner consistent with the measurement principles of Topic 946, the Company may adjust the most recent net asset value per share (or its equivalent) as necessary in order to estimate the fair value for the fund in a manner consistent with the measurement principles of Topic 946 as of the Company's measurement date. The Company will deviate from the net asset value (or its equivalent) if it is probable at the measurement date that the Company will redeem a portion of its interest at an amount different from net asset value per share (or its equivalent).

Securities sold but not yet purchased — The Company engages in short-selling activities, wherein the Company borrows securities and sells them to third parties. The value of the open short position is recorded as a liability and the Company records an unrealized gain or loss to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. The Company invests in securities sold but not yet purchased as part of its underwriting activities and to reduce its exposure to market risk and to enhance its investment opportunities.

Commissions — Commission revenue related to trading on customer investment accounts is recorded on a trade-date basis.

Corporate Finance Income and Syndicate Income — Corporate finance revenues and syndicate income are recognized and recorded upon closure of the financing effort. Such revenues are accrued for in trade receivables in the accompanying consolidated financial statement.

Other Income — Other income primarily consists of for rebates from customer money market interest and margin interest and interest earned on cash equivalents.

Depreciation and Amortization — Depreciation and amortization are provided for using the straight-line method over estimated useful lives as follows:

Furniture and equipment	Five years
Leasehold improvements	Lesser of useful life or the term of the lease

Intangible Assets — The Company reviews intangible assets (value of Internet domain name) for impairment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350, *Intangibles-Goodwill* (formerly FASB No. 142, *Goodwill and Other Intangible Assets).* Internet domain name is amortized over the useful life of 60 months.

Fair Value of Financial Instruments — The Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximates fair value.

Recently Adopted Accounting Pronouncements — Effective July 2009, the Financial Accounting Standards Board (FASB) codified accounting literature into a single source of authoritative accounting principles. Since the FASB Accounting Standards Codification (ASC) did not alter existing generally accepted accounting principles, it did not have an impact on the Company's consolidated financial statement.

Effective July 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in FASB ASC 740, *Income Taxes* (formerly, FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*), as amended by Accounting Standards Update (ASU) No. 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosure Amendments for Nonpublic Entities*. This guidance requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement, which could result in the Company reducing a deferred tax asset, decreasing income tax refund receivable, or recording a tax liability for unrecognized tax benefits. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company conducts business. As of June 30, 2010, no reserves for uncertain tax positions were recorded as a result of the adoption of such guidance for any of the Company's open tax years (see Note 5).

Effective July 1, 2009, the Company adopted the authoritative guidance for derivatives included in FASB ASC 815, Derivatives and Hedging, (formerly FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133*), which amends and expands the disclosure requirements for derivative instruments and for hedging activities. The disclosure requirements include requirements to disclose how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. See note 8 for related disclosures.

During the year ended June 30, 2010, the Company adopted Accounting Standards Update No. 2009-12 ("ASU 2009-12"), *Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)*, which allows the Company as a practical expedient, to estimate the fair value of interests in underlying funds that do not have a readily determinable fair value using the net asset value per share (or its equivalent, such as member units, or an ownership interest in partners' capital to which a proportionate share of net assets is attributed), as determined by the respective investment manager, if the net asset value per share of the fund (or its equivalent) is calculated in a manner consistent with the measurement principles in FASB ASC Topic 946, *Financial Services — Investment Companies*, as of the reporting entity's measurement date. ASU 2009-12 also requires additional disclosures, including a general description of the terms and conditions upon which the investor may redeem investments and circumstances in which an otherwise redeemable investment might not be redeemable. The adoption of

this statement did not have a material impact on the Company's consolidated financial statement, other than additional disclosures in note 3.

Future Adoption of New Accounting Pronouncements — In January 2010, The FASB issued Accounting Standards Update No. 2010-06 ("ASU 2010-06"), *Improving Disclosures about Fair Value Measurements*, which, among other things, amends ASC 820 to require entities to add disclosures about significant transfers into and out of levels 1 and 2, and to separately present purchases, sales, issuances, and settlements in their reconciliation of Level 3 fair value measurements (i.e., to present such items on a gross basis rather than on a net basis). The update clarifies existing disclosure requirements provided by ASC 820 regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value for measurements that fall within either Level 2 or Level 3 of the fair value hierarchy. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements (which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years). The Company is currently assessing the impact that the adoption of ASU 2010-06 will have on the Company's financial statement disclosures.

2. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Marketable securities owned (at market value), held as of June 30, 2010, consist of unencumbered equity securities totaling $9,053,403 and equity securities held as collateral for employee payables totaling $48,345. Not readily marketable securities consist of the following investments, at estimated fair value:

	Collateral for Employee Payables	Unencumbered	Total
Warrants in publicly traded companies	$ 2,227,078	$ 4,212,585	$ 6,439,663
Privately held equity investments and limited partnerships	258,274	1,550,111	1,808,385
Restricted publicly traded equities	1,839,400	2,239,400	4,078,800
Total not readily marketable securities	$ 4,324,752	$ 8,002,096	$ 12,326,848

Fair Value Measurement — Definition and Hierarchy

U.S. GAAP establishes a fair value hierarchy that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the type of financial instrument, the characteristics specific to the instrument, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily available actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Quoted prices in active markets for identical investments. Fair valued assets that would generally be included in Level 1 are U.S. listed and over-the-counter equity securities and mutual funds.

Level 2 — Pricing inputs include other significant observable inputs, such as quoted prices for similar investments or quoted prices for identical investments on inactive markets. Fair valued assets that are generally included in this category are common stock warrants which there are market-based implied volatilities and thinly traded common stock.

Level 3 — Pricing inputs include significant unobservable inputs, such as the Company's own assumptions in determining the fair value of assets and liabilities. The inputs into the determination of fair value require significant judgment or estimation by management. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs of the model. The types of assets and liabilities that would generally be included in this category include fair valued securities issued by private entities, restricted publicly traded equities for which market observable value was not available, common stock warrants for which the underlying securities are restricted, and partnership investments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following table presents, by fair value hierarchy level, the Company's investments that are carried at fair value as of June 30, 2010 (note that all common stock geographically represented by country are for investment securities traded on U.S. securities exchanges):

	Level 1	Level 2	Level 3	Total
ASSETS:				
Common Stock & Equivalent:				
United States	$ 5,404,971	$ -	$ -	$ 5,404,971
China	3,416,057		400,000	3,816,057
Bermuda		3,678,800		3,678,800
Other	280,720			280,720
Total Common Stock	9,101,748	3,678,800	400,000	13,180,548
Warrants:				
United States		2,366,640	38,206	2,404,846
China		3,585,704	370,779	3,956,483
Other			78,334	78,334
Total Warrants	-	5,952,344	487,319	6,439,663
Privately Held Equity:				
U.S. Ltd partnership investments		921,075	345,762	1,266,837
Private companies			541,548	541,548
Total Privately Held Equity	-	921,075	887,310	1,808,385
TOTAL	$ 9,101,748	$ 10,552,219	$ 1,774,629	$ 21,428,596
LIABILITIES —				
Securities sold not yet purchased Common Stock (United States)	$ 1,517,670	$ -	$ -	$ 1,517,670

The changes in assets classified as Level 3 for the year ended June 30, 2010, are as follows:

	Common Stock & Equivalent	Warrants	Privately Held Equity	Total
Balance — July 1, 2009	$ 488,702	$ 358,798	$ 791,638	$ 1,639,138
Purchases and sales — net	400,000		766,548	1,166,548
Realized and unrealized gain — net		487,319	250,199	737,518
Transfers in and/or out of Level 3 — net	(488,702)	(358,798)	(921,075)	(1,768,575)
Balance - June 30, 2010	$ 400,000	$ 487,319	$ 887,310	$ 1,774,629

3. INVESTMENTS IN LIMITED PARTNERSHIPS

As of June 30, 2010, the Company had five investments in limited partnerships with fair value totaling $1,266,837, which are private funds that invest in underlying equity securities. The Company's equity interests in these private funds are reported in the consolidated statement of financial condition as "SECURITIES OWNED — Not readily marketable."

Since the investments in these private funds are not publicly traded, the Company's ability to make withdrawals is subject to certain restrictions which vary for each respective private fund. These restrictions include notice requirements for withdrawals and additional restrictions or charges for withdrawals within a certain time period following initial investment. In addition, there could be circumstances in which such restrictions can include the suspension or delay in withdrawals from the respective private fund or limited withdrawals allowable only during specified times during the year. As of June 30, 2010, the Company had one investment in a private fund totaling $84,233 for which a suspension of withdrawal was in effect, due to the commencement of activities associated with dissolving the fund. As of June 30, 2010, there were no unfunded capital commitments.

The five investments in limited partnership have similar investment objectives where the private funds utilize various strategies to invest primarily in long equity and related interests including derivative instruments. The investment objectives are primarily to realize above average capital appreciation from ownership in small cap and microcap companies traded on national securities exchanges, over-the-counter markets and bulletin board exchanges. Two of the five limited partnership investments with fair value of $827,353 as of June 30, 2010 have withdrawal restrictions remaining associated with initial two year lock-up periods, the latest to expire July 1, 2011. After the initial lock-up period for partner withdrawals, the five limited partnership investments' longest waiting period for requesting withdrawals is on an annual basis with 30 days' notice and the shortest waiting period for withdrawals is on a quarterly basis with 60 days' notice.

4. INTANGIBLE ASSETS

Intangible assets as of June 30, 2010, included in other assets, comprise the following:

Internet domain name	$ 120,000
Less accumulated amortization	(74,000)
Total	$ 46,000

5. INCOME TAXES

As a limited liability company, the Company is generally not subject to federal or state income taxes, and accordingly, no provision for income taxes has been made in the accompanying consolidated financial statement. The members are required to report their proportionate shares of income on their individual tax returns.

As of June 30, 2010, no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of generally accepted accounting principles for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal tax authorities for the tax years before 2006 and by state tax authorities for tax years before 2005. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of operations. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will

change materially within 12 months subsequent to June 30, 2010. As a result, no other income tax liability has been recorded in the accompanying consolidated financial statement.

6. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) employee savings plan that covers all full-time employees who are at least age 21 with six months or more of continuous service. The Company may match employee contributions at its sole discretion. The Company accrued employer contributions of $404,914 for the benefit plan year ended June 30, 2010.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions — The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Underwriting Transactions — In the normal course of business, the Company enters into various underwriting commitments. In the opinion of management, the settlement of transactions that were open as of June 30, 2010, relating to such commitments will have no material impact on the Company's consolidated financial condition.

Litigation — The Company is named as a defendant in various lawsuits in its normal course of business, including class action lawsuits, related to customer transactions. These lawsuits allege violations of federal and state securities laws and, in the aggregate, claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in a material adverse effect on the Company's consolidated financial statement.

During the fiscal year ended June 30, 2010, the Company entered into a formal settlement agreement whereby it agreed to settle with the plaintiffs in the class action known as *Metropolitan Mortgage Securities Litigation*. The amount relating to the settlement was fully reserved totaling $5 million as of June 30, 2010. While the amount of the settlement is substantial, the firm made a business decision to move forward in that manner after considering the substantial legal and other expenses that were still to be incurred in connection with the forthcoming trial and the risk of a possible adverse verdict. The Court has not yet given final approval to the settlement (however, other named defendants have already settled) but the Company anticipates that the Court will accept the settlement. Once final approval occurs, the amount will be paid to the Court and distributed to the plaintiff class.

During the fiscal year, a trial was held in the *Zimmerman* case. The trial resulted in an adverse verdict against the Company in the amount of $975,000, which amount included a substantial amount of pre-judgment interest (since the cause of action dated back to the year 2000). The amount of the verdict was fully reserved by the Company as of June 30, 2010. The Company has filed a notice of appeal in the matter based on outside counsel's view that the trial judge did not properly take into account prior settlements received by the plaintiff from other previous parties as set off against damages from the Company. If the Company is successful on appeal, the judgment should be reduced.

The amounts reserved related to pending settlements are presented as "Accounts Payable and Accrued Liabilities" on the consolidated statement of financial condition.

Leases — The Company leases office facilities, furniture, and equipment under noncancelable operating leases having terms through 2013. Aggregate minimum commitments at June 30, 2010, under these leases are as follows:

Years Ending June 30	Amount
2011	$ 2,117,976
2012	1,168,441
2013	96,452
Total	$ 3,382,869

Aggregate minimum commitments have not been reduced by minimum sublease rentals. There were no noncancelable subleases as of June 30, 2010.

Indemnifications — In the normal course of its business, the Company indemnifies certain service providers, such as its clearing agent, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company, its affiliates, or its customers. The potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statement for these indemnifications.

In the normal course of business, the Company may enter into underwriting agreements that may contain routine indemnification clauses. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. DERIVATIVE INSTRUMENTS

In the normal course of business, the Company acquires warrants in connection with its investment banking services for private and public companies and holds them for long-term investment purposes. These warrants represent the right to buy the underlying equity securities at specified prices and future dates. The Company's exposure to credit risk associated with counterparty nonperformance on the warrants, which are not exchange traded, is typically limited to the unrealized gains reported as assets associated with such contracts. The Company carries the investments at estimated fair value.

Assets related to warrants are presented as "SECURITIES OWNED — Not readily marketable" on the consolidated statement of financial condition. The following table identifies the fair value of warrants not accounted for as hedging instruments included in the consolidated statement of financial condition, categorized by primary underlying risk, as of June 30, 2010. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting.

Primary Underlying Risk	No. of Shares	Fair Value
Equity —		
Warrants	12,037,767	$ 6,439,663

The volume of derivative activity as of June 30, 2010, as presented above, is representative of the level of derivative use by the Company during the year ended June 30, 2010.

9. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At June 30, 2010, the Company has net capital of $16,568,151 computed under the alternative method, which is $15,903,651 in excess of its required net capital. For purposes of the computation of net capital, the accounts of BTG have been included in the computation of net capital by the Company.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

12. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2010 and through August 26, 2010, the date the consolidated financial statement was available to be issued. The Company has not evaluated subsequent events after that date for presentation in this consolidated financial statement.

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August 26, 2010

Roth Capital Partners, LLC
24 Corporate Plaza
Newport Beach, CA 92660

In planning and performing our audit of the consolidated financial statement of Roth Capital Partners, LLC and subsidiaries (the "Company") as of and for the year ended June 30, 2010 (on which we issued our report dated August 26, 2010, and such report expressed an unqualified opinion on this financial statement), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Federal Reserve Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

ROTH CAPITAL PARTNERS, LLC

(SEC I.D. No. 8-32129)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF
JUNE 30, 2010,
INDEPENDENT AUDITORS' REPORT,
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

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Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC Document.